September 6, 2005


VIA EDGAR AND BY FAX (202-772-9218)
Michele Gohlke, Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street N.W.
Mail Stop 6010
Washington, D.C. 20549

RE:      SCANNER TECHNOLOGIES CORPORATION
         FORM 10-KSB FOR YEAR ENDED DECEMBER 31, 2004
         FILED MARCH 15, 2005
         FILE NO. 000-08149

Dear Ms. Gohlke:

         On behalf of Scanner Technologies Corporation (the "Company"), we are responding to the comments in your letter dated August 26, 2005 with respect to the Company's Form 10-KSB for the fiscal year ended December 31, 2004. Each response is numbered to correspond to the number of the relevant comment in your letter.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2004
------------------------------------------------

NOTE 1. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES, PAGE F-6
---------------------------------------------------------------------------

ACCOUNTING FOR STOCK COMPENSATION, PAGE F-7
-------------------------------------------

1. YOU STATE THAT IN YOUR FAIR VALUE CALCULATIONS, YOU ASSUME A VOLATILITY OF 0% AS YOUR STOCK IS THINLY TRADED AND YOU ARE "ESSENTIALLY A NONPUBLIC ENTITY." PLEASE NOTE THAT THE PROVISION OF PARAGRAPH 174 OF SFAS 123 REGARDING THE USE OF THE MINIMUM VALUE METHOD APPLY ONLY TO NONPUBLIC ENTITIES, AND THEREFORE ANY PUBLIC ENTITY, REGARDLESS OF THE TRADING ACTIVITY OF ITS STOCK, IS NOT PERMITTED TO APPLY THE
         MINIMUM VALUE METHOD. REVISE YOUR VOLATILITY ASSUMPTIONS IN FUTURE FILINGS TO COMPLY WITH THE PROVISIONS OF SFAS 123. IN THIS REGARD, WE REFER YOU TO PARAGRAPHS 284-285 OF SFAS 123, WHICH PROVIDES GUIDANCE ON ESTIMATING EXPECTED VOLATILITY.

Michele Gohlke
September 6, 2005
Page 2


         In future filings we will revise our volatility assumptions to comply with the provisions of SFAS 123. In particular, we will utilize the guidance in paragraphs 284-285 of SFAS 123 to assist us in estimating our expected volatility.


NOTE 11. CONTINGENCIES AND UNCERTAINTY, PAGE F-16
-------------------------------------------------

2. WE NOTE THAT IN CONJUNCTION WITH THE 2003 SETTLEMENT OF PART OF YOUR LAWSUIT AGAINST ICOS VISION SYSTEMS CORP, YOU PAID YOUR PRESIDENT $160,000 FROM THE PROCEEDS OF THE SETTLEMENT. WE FURTHER NOTE THAT THIS PAYMENT WAS IN ACCORDANCE WITH A 2002 AGREEMENT WHEREBY YOUR PRESIDENT FORGAVE COMPENSATION THAT HE HAD EARNED IN EXCHANGE FOR THE RIGHTS TO A PERCENTAGE OF AMOUNTS COLLECTED ON PATENT LITIGATION. DESPITE THE CONTINGENCIES INVOLVED, IT APPEARS THAT THESE PAYMENTS TO YOUR PRESIDENT IN ESSENCE ARE COMPENSATION PAYMENTS FOR PAST SERVICES PROVIDED. HOWEVER, WE NOTE THAT YOU HAVE RECORDED THESE PAYMENTS AS AN OFFSET TO THE GAIN FROM THE PATENT LITIGATION RATHER THAN AS COMPENSATION EXPENSE INCLUDED IN YOUR OPERATING EXPENSES. WE NOTE THAT YOUR PRESIDENT MAY BE ENTITLED TO ADDITIONAL AMOUNTS PENDING THE RESULTS OF OTHER PATENT LITIGATION. REVISE FUTURE FILINGS TO INCLUDE ANY FUTURE PAYMENTS TO YOUR PRESIDENT IN CONNECTION WITH THIS AGREEMENT AS OPERATING EXPENSES, OR TELL US WHY YOU BELIEVE YOUR CURRENT PRESENTATION IS APPROPRIATE.

         We agree with your statement that these payments are compensation for past services provided. As a point of clarification, $1,254,575 that the Company's President and Chief Executive Officer (President) forgave has already been expensed as operating expenses in Scanner's Consolidated Statements of Operations during the period ended April 19, 2002 and in the years prior to 2002. When the salary was forgiven in 2002, the liability was removed and a credit was made to additional paid-in capital. The effect of this entry is disclosed in Scanner's Consolidated Statements of Stockholders' Equity in the 2003 Scanner Annual Report on Form 10-KSB. The Company believes that with this point of clarification any amounts paid to the Company's President as a result of this litigation settlement up to an aggregate amount of $1,254,575 should be netted against the proceeds of the litigation settlement as these payments for prior services have already been recorded in the historical statement of operations for the Company. In the future, any amounts paid to the Company President in excess of $1,254,575 as a result of the settlement of this litigation will be included as compensation expense in the period the settlement is received.

Michele Gohlke
September 6, 2005
Page 3


         The Company acknowledges that

o The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
o Staff Comments or changes to disclosure in responses to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct further comments or questions to the undersigned.

Sincerely,


/s/ Robert K. Ranum
Robert K. Ranum
ATTORNEY AT LAW
DIRECT DIAL: 612.492.7067
EMAIL: rranum@fredlaw.com

cc:  Elwin M. Beaty